July 24, 2019

John A. Haudrich
Chief Financial Officer
OWENS ILLINOIS INC /DE/
One Michael Owens Way
Perrysburg, Ohio 43551

       Re: OWENS ILLINOIS INC /DE/
           Form 10-K For the Year Ended December 31, 2018
           Filed February 14, 2019
           File No. 001-09576

Dear Mr. Haudrich:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K For the Year Ended December 31, 2018

Item 1A. Risk Factors
Asbestos-Related Liability, page 8

1. We note from your disclosure on page 89 that you recorded a material adjustment to your asbestos-related liabilities during the fourth quarter of 2018 in light of additional information you obtained about higher estimated future claim volumes and values, due to factors including changes in the law, procedure, the expansion of judicial resources in certain jurisdictions, and renewed attention to dockets of non-mesothelioma cases. Please tell us how you considered expanding your risk factor disclosure to more fully address and discuss the factors impacting the increased likelihood of additional losses and whether you expect these factors to continue to impact your financial condition and operating results. Please also tell us how you considered expanding your annual and quarterly
      MD&A disclosures to more fully disclose and discuss the following:
        the specific changes in the law, procedure, the expansion of judicial resources in
 John A. Haudrich
OWENS ILLINOIS INC /DE/
July 24, 2019
Page 2
             certain jurisdictions, and renewed attention to dockets of non-mesothelioma cases that resulted in higher estimated future claim volumes and values;
             the specific events and circumstances that occurred or you became aware of during the fourth quarter of 2018 that resulted in the additional charge you recorded;
             how you determined the amount of the additional charge you recorded, including the specific changes in assumptions that impacted your asbestos-related liability; and
             updated claims activity roll-forwards in your Form 10-Qs, especially in light of the apparent change in your claims strategy.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact SiSi Cheng at 202-551-5004 or Anne McConnell at 202-551-3709
if you have any questions.



                                                              Sincerely,
FirstName LastNameJohn A. Haudrich
                                                              Division of
Corporation Finance
Comapany NameOWENS ILLINOIS INC /DE/
                                                              Office of
Manufacturing and
July 24, 2019 Page 2                                          Construction
FirstName LastName